Exhibit 21.1

U-STORE-IT TRUST
LIST OF SUBSIDIARIES

Subsidiary	Jurisdiction of Organization
1. U-Store-It, L.P.	Delaware
2. YSI Management LLC	Delaware
3. U-Store-It Mini Warehouse Co.	Ohio
4. USI II, LLC	Delaware
5. Acquiport/Amsdell III, LLC	Delaware
6. Acquiport/Amsdell IV, LLC	Delaware
7. Acquiport/Amsdell V, LLC	Delaware
8. Acquiport/Amsdell VI, LLC	Delaware
9. Acquiport/Amsdell VII, LLC	Delaware
10. YSI I LLC	Delaware
11. YSI II LLC	Delaware
12. YSI III LLC	Delaware
13. YSI IV LLC	Delaware